VIA EDGAR

October 3, 2017

Ms. Stephanie Sullivan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.

RE:        Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Fiscal Quarter Ended September 30, 2017
Filed August 2, 2017
File No. 001-36270

Staff Comment Letter Dated September 28, 2017
Request for Extension x

Dear Ms. Sullivan:

As discussed during a teleconference with Stephanie Sullivan of your office on October 3, 2017, Santander Consumer USA Holdings Inc. hereby respectfully confirms that it will provide a response to the referenced Staff Comment Letter dated September 28, 2017 on or before October 27, 2017. Please do not hesitate to contact me at (214) 540-2072 if you have any questions.

Very truly yours,

 /s/ Grace Martindell
Grace Martindell
Chief Accounting Officer
Santander Consumer USA Holdings Inc.

cc: Scott Powell, Chief Executive Officer, Santander Consumer USA Holdings Inc.